ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED DECEMBER 4, 2017)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-221380

Equinix, Inc.

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Note that the terms reflected below are a modification from the terms included in the Preliminary Prospectus Supplement previously distributed, including changes to maturity and redemption terms.

2.875% Senior Notes due 2026

Issuer:	Equinix, Inc. (“Equinix” or the “Issuer”)

Securities:	2.875% Senior Notes due 2026 (the “notes”)

Principal Amount:	€1,000,000,000

Coupon (Interest Rate):	2.875% per annum

Yield:	2.875%

Spread to Benchmark Treasury:	+278 bps

Benchmark Treasury:	DBR 0.500% due February 15, 2026

Scheduled Maturity Date:	February 1, 2026

Public Offering Price:	100.000% plus accrued interest, if any, from December 12, 2017.

Gross Proceeds:	€1,000,000,000

Net Proceeds to Issuer before Estimated Expenses:	€989,000,000

Payment Dates:	February 1 and August 1 of each year, commencing on August 1, 2018.

Record Dates:	January 15 and July 15 of each year.

Optional Redemption:	At any time prior to February 1, 2021, the Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) outstanding under the Supplemental

Indenture, at a redemption price equal to 102.875% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) issued under the Supplemental Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Issuer and its subsidiaries); and

(2)	the redemption must occur within 90 days of the date of the closing of such Equity Offering.

On or after February 1, 2021, the Issuer may redeem all or a part of the notes, on any one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated below:

Year	Redemption price of the notes
2021	101.438%
2022	100.719%
2023 and thereafter	100.000%

At any time prior to February 1, 2021, the Issuer may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of the note; and

(2)	the excess of:

(a) the present value at such Redemption Date of (i) the redemption price of the note at February 1, 2021 (such redemption price being set forth in the table appearing above under the caption “—Redemption”), plus (ii) all required interest payments due on the note through February 1, 2021 (excluding accrued but unpaid interest, if any, to, but not including, the Redemption Date), computed using a discount rate equal to the Bund Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater. Neither the Trustee nor any paying agent shall have any obligation to calculate or verify the calculation of the Applicable Premium.

“Bund Rate” means, with respect to any relevant date, the greater of (1) 0.0% and (2) the rate per annum equal to the equivalent yield to maturity as of such date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price for such relevant date.

Redemption Upon a Tax Event:	In the event of certain developments affecting taxation, the notes may be redeemed in whole, but not in part, at any time at the option of Equinix, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any Additional Amounts then due and which will become due on the notes on the redemption date, subject to the rights of holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof.

Common Code:	173432879

ISIN:	XS1734328799

Distribution:	SEC Registered (Registration No. 333-221380)

Listing:	Equinix will apply, following the completion of this offering, to have the notes listed on The International Stock Exchange (the “Exchange”) and admitted for trading on the Official List of the Exchange on or prior to the first interest payment date. However, no assurance can be given that the notes will become or will remain listed. If such listing is obtained, Equinix has no obligation to maintain such listing, and Equinix may delist the notes at any time.

Trade Date:	December 5, 2017

Settlement Date:	It is expected that delivery of the notes will be made against payment therefor on or about December 12, 2017, which is the fifth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Merrill Lynch International Citigroup Global Markets Inc. J.P. Morgan Securities plc MUFG Securities EMEA plc RBC Europe Limited

Co-Managers:

Barclays Bank plc

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ING Bank N.V., London Branch

TD Securities (USA) LLC

Wells Fargo Securities International Limited

BNP Paribas

Mizuho International plc

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Scotiabank Europe plc

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering may be obtained from Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, Attention: High Yield Syndicate Desk, or by calling +44-(0)20-7995-1999, or Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY, Attention: High Yield Syndicate Desk, or by calling 1-800-831-9146, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention Prospectus Department, or by calling 1-866-803-9204, or MUFG Securities EMEA plc, 25 Ropemaker Street, London EC2Y 9AJ, Attention: Syndicate, or by calling +44-(0)20-7577-2218, or RBC Europe Limited, Riverbank House, 2 Swan Lane, London EC4R 3BF, Attention New Issues Syndicate Desk, or by calling + 44-(0)20-7029-7031.

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